Exhibit 99.1

This communication contains "forward - looking statements" as deﬁned in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, and as deﬁned in the U.S. Private Securities Litigation Reform Act of 1995. Forward - looking statements address expected future business and ﬁnancial performance and ﬁnancial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward - looking statements address matters that are uncertain. Forward - looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates but involve a number of risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward - looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inﬂation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non - strategic assets or businesses. The company undertakes no duty or obligation to publicly revise or update any forward - looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Although the Company believes that the expectations expressed in these forward - looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward - looking statements contained herein and are cautioned not to place undue reliance on such forward - looking statements, which are qualiﬁed in their entirety by these cautionary statements.